Exhibit 100

Long Term Care Partners Chooses NICE Cloud-Based Workforce Management and Substantially
Reduces Workforce Expenses during Peak Periods

Insurance benefits administrative company turns annual $900K extra cost into significant savings and improves contact center oversight with NICE WFM

Paramus, New Jersey – March 29, 2016 – NICE Systems (NASDAQ: NICE) announced that Long Term Care Partners (LTCP) has achieved substantial cost savings and improved its operational practices with NICE cloud-based Workforce Management (WFM).

LTCP performs a range of administrative services for two major federal benefit contracts regulated by the U.S. Office of Personnel Management. With eight contact centers nationwide, LTCP had been incurring hundreds of thousands of dollars in additional costs during open benefit enrollment periods, when their agent pool typically grows seven-fold.

By implementing NICE WFM in the cloud, LTCP not only averted this huge outlay but also reduced its workforce costs by approximately $900,000 during the 2015 seasonal period compared to the previous year. These savings included paying for all implementation costs and resources, including year one licenses.

WFM deployment in the cloud was a priority for LTCP, so that it would have the flexibility to work with its widely varied staffing model and connect with its NICE cloud-based Cross-Channel Interaction Recording solution. With NICE WFM the company is now able to optimize agent schedules at the interval level to ensure service level objectives are met while maximizing agent utilization for offline tasks and research work. Electronic delivery of schedules has made LTCP's workforce more agile and flexible.

LTCP has seen an increase in adherence rates of six percentage points by using NICE Real-Time Agent Adherence to monitor how closely its call centers are executing the plan.

Detailed, real-time insights provided by NICE WFM has also enabled LTCP to diversify its call center vendors. Previously, for simplicity's sake, LTCP relied on a single vendor with multiple sites. Now that the company can confidently manage a complex workforce with in-house insights, it has engaged a second provider.

Lisa Landry, senior WFM analyst, LTC Partners
“We weighed viability, vision, integration, features and functionality, and NICE WFM was the right solution for us. Because NICE helped us improve our operational practices, these savings are not just a one-year benefit. They will continue forward.”

Tom Dziersk, President, NICE Americas:
“We are pleased that LTC Partners is leveraging the advanced capabilities and flexibility of our WFM solution in the cloud to enhance customer service by markedly improving the performance and control of their contact centers, while at the same time significantly cutting costs.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud, and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact - NICE
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez, +972 9 775 3798, ir@nice.com, CET

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Forward-Looking Statements Pertaining to NICE Systems
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Dziersk, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.